Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Royal & Sun Alliance Insurance Group plc

2)	Name of shareholder having a major interest

Barclays plc

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held

Barclays Life Assurance Co Ltd	2,455,237	0.1705
Barclays Private Bank Ltd	46,156	0.0032
Barclays Global Investors, N.A.	15,512,604	1.0773
Barclays Bank Trust Company Ltd	118,672	0.0082
Barclays Global Fund Advisors	379,049	0.0263
Barclays Capital Securities Ltd	319,011	0.0222
Barclays Global Investors Japan Trust	2,068,646	0.1437
Barclays Global Investors Australia Ltd	372,799	0.0259
Barclays Private Bank and Trust Ltd	3,984	0.0003
Barclays Private Bank and Trust Ltd	35,000	0.0024
Barclays Nikko Global Investors Ltd	637,546	0.0443
Barclays Global Investors Ltd	23,987,620	1.6658

Group Holding	45,936,324	3.1901

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding Designation

ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	767,781
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	429,088
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	9,133,380
Bank of Ireland	BNX009IE	396,780
BARCLAYS CAPITAL NOMINEES LIMI		319,011
Barclays Global Investors Japa	BTS026IE	31,827
Barclays Trust Co & Others		12,742
BARCLAYS TRUST CO AS EXEC/ADM		5,963
Barclays Trust Co DMC69		26,372
Barclays Trust Co R69		73,595
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	45,148
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	126,230
BLEQFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	554,560
BLEQPTUEA-16341-CHASE MANHATTA	BLEOPTUE	156,897
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	1,316,757
BLINTNUKQ-Z1AJ-dummy	BLINTNUK	95,926
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	159,719
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	12,951,972
BOSTON SAFE DEPOSIT AND TRUST	591668	314,905
CHASE MANHATTAN BANK	500227	6,753,944
CHASE MANHATTAN BANK	502872	2,525,637
CHASE MANHATTAN BANK	508068	737,304
CHASE MANHATTAN BANK	527191	1,363,678
CHASE MANHATTAN BANK	536747	292,068
CHASE MANHATTAN BANK	552942	486,061
Chase Manhattan Bank	585439	19,460
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	705,399
CITIBANK, N.A. (United States)	597367	158,000
Clydesdale NomineesHGB0125	00694478	35,000
INVESTORS BANK AND TRUST CO.	428169	138,001
INVESTORS BANK AND TRUST CO.	555879	27,051
INVESTORS BANK AND TRUST CO.	573039	173,775
INVESTORS BANK AND TRUST CO.	583293	665,820
INVESTORS BANK AND TRUST CO.	585918	9,776
INVESTORS BANK AND TRUST CO.	586072	138,133
INVESTORS BANK AND TRUST CO.	588888	9,101
INVESTORS BANK AND TRUST CO.	590421	103,008
INVESTORS BANK AND TRUST CO.	595966	274,598
INVESTORS BANK AND TRUST CO.	598856	19,762
INVESTORS BANK AND TRUST CO.	911140	40,222
JPMORGAN CHASE BANK	540186	108,983
JPMORGAN CHASE BANK	555465	263,816
JPMORGAN CHASE BANK	599123	41,702
JPMorgan Chase Bank	BTC034IE	19,049
JPMorgan Chase Bank	BTC045IE	164,119
JPMorgan Chase Bank	BTGF01IE	186,512
JPMorgan Chase Bank	BTGF04IE	193,933
JPMorgan Chase Bank	BTGF05IE	155,487
JPMorgan Chase Bank	BTGF07IE	34,547
JPMorgan Chase Bank	BTK001IE	171,570
JPMorgan Chase Bank	BTS004IE	155,574
JPMorgan Chase Bank	BTS005IE	31,444
JPMorgan Chase Bank	BTS011IE	59,380
JPMorgan Chase Bank	BTS015IE	38,491
JPMorgan Chase Bank	BTS018IE	3,776
JPMorgan Chase Bank	BTS019IE	18,950
JPMorgan Chase Bank	BTS024IE	15,779
JPMorgan Chase Bank	BTS028IE	621,881
JPMorgan Chase Bank	BTS031IE	13,566
JPMorgan Chase Bank	BTS033IE	12,331
JPMorgan Chase Bank	BTS036IE	140,430
Mitsubishi Trust International	BNN018IE	7,449
Mitsubishi Trust International	BNN024IE	13,362
Mitsubishi Trust International	BNN033IE	22,618
Mitsubishi Trust International	BNN046IE	63,687
NORTHERN TRUST BANK – BGI SEPA	581610	84,288
NORTHERN TRUST BANK – BGI SEPA	584069	49,907
State Street	BNN005IE	970
State Street	BNN032IE	29,938
State Street	BNX012IE	27,512
State Street	BNX021IE	168
STATE STREET BANK & TRUST – US	713101	1,465,452
Sumitomo TB	BNN029IE	18,763
Sumitomo TB	BNN031IE	10,808
Sumitomo TB	BNN036IE	16,268
Sumitomo TB	BNN052IE	29,223
Swan Nominees Limited		3,984
ZEBAN NOMINEES LIMITED		46,156

	Total	45,936,324

5)	Number of shares/amount of stock acquired

Not disclosed

6)	Percentage of issued class

Not disclosed

7)	Number of shares/amount of stock disposed

Not applicable

8)	Percentage of issued class

Not applicable

9)	Class of security

Ordinary shares of 27.5p each

10)	Date of transaction

16 July 2003

11)	Date company informed

21 July 2003, on receipt of a letter dated 17 July 2003

12)	Total holding following this notification

45,936,324 ordinary shares of 27.5p each

13)	Total percentage holding of issued class following this notification

3.19%

14)	Any additional information

15)	Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

16)	Name and signature of authorised company official responsible for making this notification

Jan Miller Group Company Secretary

Date of notification 21 July 2003